UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RESPONSE GENETICS, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

76123U105
(CUSIP Number)

April 16, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                  [   ]   Rule 13d-1(b)
                  [X]   Rule 13d-1(c)
                  [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123U105

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

12 West Capital Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned
by Each Reporting Person With	(5) Sole Voting Power:	1,739,517**
	(6) Shared Voting Power:	0**
	(7) Sole Dispositive Power:	1,739,517**
	(8) Shared Dispositive Power:	0**

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,739,517**

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

(11) Percent of Class Represented by Amount in Row (9): 7.0%**

(12) Type of Reporting Person (See Instructions): IA

EXPLANATORY NOTE

12 West Capital Management LP (the “Reporting Person”) is filing this Schedule 13G Amendment No. 1 solely to correct the beneficial ownership information reported in the Schedule 13G filed by the Reporting Person on April 20, 2012 (the  “Original Filing”) .  No other information in the Original Filing is amended hereby.

**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Response Genetics, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund.  Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of April 16, 2012, 12 West Onshore Fund held 1,193,309 shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), and 12 West Offshore Fund held 546,208 shares of Common Stock.

Based on information disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on April 2, 2012, there were 24,797,625 shares of Common Stock outstanding as of March 26, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 1,739,517 shares of Common Stock, or 7.0% of the shares of Common Stock deemed issued and outstanding as of April 16, 2012.

Item 1(a) Name Of Issuer: Response Genetics, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

1640 Marengo Street
6th Floor
Los Angeles, California 90033

Item 2(a) Name of Person Filing:

12 West Capital Management LP

Item 2(b) Address of Principal Business Office or, if None, Residence:

90 Park Avenue
41st Floor
New York, New York 10016

Item 2(c) Citizenship:

12 West Capital Management LP is a Delaware limited partnership.

Item 2(d) Title of Class of Securities: Common Stock, $0.01 par value per share.

Item 2(e) CUSIP No.: 76123U105

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned:	1,739,517**

(b) Percent of Class:	7.0%**

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	1,739,517**

(ii) shared power to vote or to direct the vote:	0**

(iii) sole power to dispose or to direct the disposition of:	1,739,517**

(iv) shared power to dispose or to direct the disposition of:	0**
__________________________
**12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Response Genetics, Inc. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund.  Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of April 16, 2012, 12 West Onshore Fund held 1,193,309 shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), and 12 West Offshore Fund held 546,208 shares of Common Stock.

Based on information disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on April 2, 2012, there were 24,797,625 shares of Common Stock outstanding as of March 26, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, 12 West Management is deemed to beneficially own 1,739,517 shares of Common Stock, or 7.0% of the shares of Common Stock deemed issued and outstanding as of April 16, 2012.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person

                            Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                            Not Applicable.

Item 8.    Identification and Classification of Members of the Group

                            Not Applicable.

Item 9.    Notice of Dissolution of Group

                            Not Applicable.

Item 10.   Certification

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2012

12 WEST CAPITAL MANAGEMENT LP

By:	12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ Joel Ramin
Joel Ramin,
its Sole Member

   Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)